Mail Stop 3561

October 10, 2007

Mr. John Catsimatidis
Chairman and Chief Executive Officer
United Refining Energy Corp.
823 Eleventh Avenue
New York, New York  10019

> **Re:** **United Refining Energy Corp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 7, 2007**
> **File No. 333-144704**

Dear Mr. Catsimatidis:

We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.  We note your response to comment one of our letter dated August 21, 2007 and your revised disclosure throughout the registration statement that the purchase price is $20.00 per unit.  We further note your disclosure on page 46 in the second full risk factor and on page 113, that the factors considered in determining the

price of the units include "history and prospects of companies whose principal business is the acquisition of other companies" and "prior offerings of those companies." It appears that the company has significantly increased the price per unit in this offering in comparison to prior offerings of similar companies. Please explain the difference and revise accordingly. We may have further comment.

2.     We note your response to comment five of our previous letter and reissue in part our prior comment. Please revise the summary, risk factors and business sections, to include disclosure that the company may pursue acquisitions of businesses outside of management's expertise. Also include disclosure in the summary and business sections that your disclosure regarding the energy industry may be irrelevant if the company pursues acquisitions outside of this industry.

3.     Please disclose the terms and conditions of the 5% warrant solicitation fee that may become payable to Maxim Group LLC in appropriate locations in the document.

Risk Factors, page 27

4.     We note the second risk factor on page 41 regarding your existing stockholder controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the existing stockholder, or officers and directors, intend to purchase units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If the existing stockholder, or officers and directors, do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the existing stockholder, or officers and directors, do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, including the ability to influence the stockholder vote to approve a business combination. Please briefly disclose any relevant information in the summary.

Use of Proceeds, page 60

5.     We note your response to comment 25 of our previous letter. Please clarify whether the "Due Diligence of Prospective Target Businesses" includes activities by outside parties, the company's officers and directors, or both.

Capitalization, page 67

6.      Note (1) to your table indicates that the as adjusted amounts assume full payment of the deferred discount to your underwriters.  This does not appear to be consistent with your presentation of an as adjusted underwriter's fee payable of $10.5 million and your disclosure in Note (5).  Please advise or revise.

Proposed Business, page 71

Effecting a Business Combination, page 74
Sources of target businesses, page_75

7.      We note that you will not pay any of your existing officers, directors or stockholders, or any entity which they are affiliated, any finder's fees or other compensation for services in connection with the business combination.  Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fees or consulting fees to these persons will be a criterion in the selection process of an acquisition candidate.  In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company.  If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Redemption Rights, page 80

8.      Please revise the statement on page 81 that requiring physical or electronic tendering of shares "would not result in any increased cost to stockholders" to take into account the possibility that shareholders elect conversion but the transaction is not approved.  In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

9.      Also, please revise page 81 to delete the reference to a "put" right, which would suggest that shareholders have the right to force the company to purchase their shares.

10.     Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

11.     Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

Financial Statements

Notes to Financial Statements

Note 3 – Proposed Public Offering, F-9

12.     Considering the private placement warrants will be sold to an entity beneficially owned by your Chief Executive Officer, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations.

13.     Please disclose the terms and conditions of the 5% warrant solicitation fee that may become payable to Maxim Group LLC consistent with that disclosed in section 3.3.6(b) of your Warrant Agreement (Exhibit 4.5).

\* \* \* \* \*

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Blaise Rhodes at (202) 551-3774 or Brian Bhandari at (202) 551-3390 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Thomas Kluck, who supervised the review of your filing, at (202) 551-3233 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc:     Douglas S. Ellenoff, Esq.
        Fax (212) 370-7889